UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-38857

Bit Origin Ltd

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

In March 2023, Bit Origin Ltd. (the “Company” or “Bit Origin”) and SonicHash LLC, a subsidiary of the Company, along with other named entities, were named as defendants in a state court civil lawsuit filed in Cheyenne, Wyoming by BCB Cheyenne LLC (“BCB”) who had contractual relationship with two of the named defendants, MineOne Wyoming Data Center LLC, the other with Terra Crypto, Inc. Defendant alleges these parties breached their respective contracts. For its part, Bit Origin and Sonichash, who had no relationship with BCB, were nevertheless alleged to have intentionally interfered with BCB’s contractual relationships with these other parties. Both Bit Origin and Sonichash were also named as what is known as an “alter ego” defendant pursuant to which a party may be found liable if its later discovered it was acting, in essence, as the alter ego of the primary wrongdoer. Prior to the Company discovering it had been named in this Wyoming lawsuit, the case had been dismissed but simultaneously recommenced in the U.S. District Court in Wyoming against the same parties, with substantively the same causes of action. Bit Origin and Sonichash were made aware of and appeared in this new federal court litigation denying all material allegations alleged against each of them.

In September 2023, BCB filed an amended complaint to add parties and substitute parties in place of others but leaving Bit Origin and Sonichash LLC as named defendants accused of intentionally interfering with BCB’s contractual relations. Once again, both companies were also alleged to be alter egos of the primary wrongdoers. In its lawsuit, BCB seeks “no less than $38 million” in compensatory damages. The Company denies any liability to BCB arising out of this lawsuit and is defending this matter vigorously.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Company (Registration Numbers 333-275602).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2024	BIT ORIGIN LTD

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board